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                                                Filed pursuant to Rule 424(B)(3)
                                                          SEC File No. 333-40352

PROSPECTUS SUPPLEMENT
(To Joint Proxy Statement/Prospectus dated November 8, 2000)


                             AVIATION GROUP, INC.

    Offer to Exchange 2,153 Shares of Series C Convertible Preferred Stock
                 for 2,153 Shares of Series B Preferred Stock

                 The Exchange Offer Will Expire at 5:00 p.m.,
           Dallas, Texas Time, on December 20, 2000, Unless Extended

                          Terms of the Exchange Offer

     We, Aviation Group, Inc., are offering to the holders of outstanding shares of our Series B preferred stock to exchange shares of our Series C convertible preferred stock for their shares. The exchange ratio is one share of Series C convertible preferred for each share of Series B preferred stock. Both series of preferred stock have similar liquidation values. Tenders of outstanding shares of Series C convertible preferred stock may be withdrawn at any time prior to the expiration of the exchange offer.

     At the same time as this offer, we have mailed to our common shareholders the accompanying joint proxy statement/prospectus to obtain their approval to an arrangement under Ontario, Canada law between our Canadian subsidiary and travelbyus.com ltd. and to the issuance of the Series C convertible preferred stock. The closing of our exchange offer to you is conditioned on the completion of the arrangement and the approval of the issuance of the Series C convertible preferred stock.

     There is currently no established trading market for the Series B or Series C preferred stock. We do not expect that a trading market for the preferred stock will develop following the completion of the exchange offer. Our common stock is traded on the Nasdaq SmallCap Market and the Boston Stock Exchange under the symbols "AVGP" and "AVG," respectively. On October 20, 2000, the closing price of our common stock, as reported on the Nasdaq SmallCap Market, was $1.0625 per share.

               Terms of the Series C Convertible Preferred Stock
             Offered in Exchange for the Series B Preferred Stock

Dividends: 9% cumulative annual dividends, payable monthly in arrears in cash, if and when declared by our board of directors.

Liquidation Preference:  $10,000 per share.

Voting Rights: The shares of Series C convertible preferred stock will vote together, as a single class, with shares of our common stock on an as-converted basis.

Redemption: The Series C convertible preferred stock is not redeemable.

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Conversion Right: The Series C convertible preferred stock is convertible by you into our common stock at the applicable conversion ratio at any time after October 31, 2000.

Conversion Price: The greater of $6 per share, subject to adjustment, or the mean of the closing bid prices for our common stock for the 21 trading days prior to conversion. If the minimum conversion price of $6 applies, this equates to an initial conversion ratio of 1,666 2/3 shares of our common stock for each share of Series C convertible preferred stock.

Conversion at our Option: At any time after February 28, 2001, we may convert shares of Series C convertible preferred stock into our common stock at the conversion price.

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THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "SUPPLEMENTAL RISK FACTORS"
ON PAGE S-5 OF THIS SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 20 OF THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

       The date of this prospectus supplement is November 8, 2000.

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                              SUMMARY TERM SHEET

Principal Terms of the Exchange Offer

     We, Aviation Group, Inc., are offering to the holders of outstanding shares of our Series B preferred stock to exchange shares of our Series C convertible preferred stock for your shares. The exchange ratio is one share of Series C convertible preferred for each share of Series B preferred stock. Both series of preferred stock have similar liquidation values.

     The exchange offer is being made in connection with the solicitation of our common shareholders for approval of a proposed arrangement under Ontario, Canada law between our Canadian subsidiary and travelbyus.com ltd. This exchange offer is required by the terms of our agreement with travelbyus.com entered into on March 1, 2000. The purpose of the exchange offer is to provide the holders of Series B preferred shares the opportunity to obtain preferred stock that is freely transferable and convertible into common stock after completion of Aviation Group's proposed arrangement with travelbyus.com ltd. For more information about the proposed arrangement with travelbyus.com ltd., see "Proposal No. 1 - The Arrangement" on page 42 of the joint proxy statement/prospectus which accompanies this supplement.

     The exchange offer will expire at 5:00 p.m., Dallas time, on December 20, 2000, unless we, in our sole discretion, choose to extend the expiration date.


Conditions of the Exchange Offer

     The exchange offer is not conditioned on any minimum number of shares being tendered in the exchange. The only conditions to the exchange offer are:

     -    the completion of the arrangement; and

     - the approval by our shareholders of the issuance of the Series C convertible preferred stock.

     Our shareholders will have the opportunity to vote on the proposals to complete the arrangement and to approve the issuance of the Series C convertible preferred stock at a special meeting of the shareholders to be held on December 20, 2000. For more information on these proposals, see "Proposal No. 1 - The Arrangement" on page 42 and "Proposal No. 5: Ratification of Certain Securities Issued or to be Issued in Connection With Aviation Group's Acquisition of Global Leisure Travel, Inc." on page 110 of the joint proxy statement/prospectus.

Terms of the Series C Convertible Preferred Stock Offered in Exchange for the Series B Preferred Stock

     The Series C convertible preferred stock contains the following terms:

     - 9% cumulative annual dividends, payable monthly in arrears in cash, if and when declared by our board of directors;

     -    $10,000 liquidation preference per share;

     - voting rights equal to that of our common stock, on an as-converted basis;

     - a conversion option whereby you may convert the shares into common stock of our company at time after October 31, 2000;

     - a conversion option whereby we may convert the shares into common stock of our company at any time after February 28, 2001; and

     - a minimum conversion price of $6.00 per share, subject to adjustment upon stock splits and adjustments.

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For a more detailed explanation of how the terms of the Series C convertible preferred stock compare to those of the Series B preferred stock, see "Comparison of Series B Preferred Stock and Series C Preferred Stock" on page S-8 of this prospectus supplement.

Procedures for Tendering

     To accept the exchange offer, you must:

     - read, complete and sign the letter of transmittal included with this prospectus supplement; and

     - return the letter of transmittal, along with the certificate(s) for your shares of Series B preferred stock, to us at the address indicated on the letter of transmittal.

If and when the exchange offer is closed, we will forward to you a certificate representing the number of Series C preferred shares to which you are entitled. If any of the conditions to the exchange offer are not satisfied and not waived by us, we will return to you any shares of the Series B preferred stock that you tendered pursuant to this offer. We will pay all expenses incident to this offer.

Withdrawal Rights

     You may withdraw the tender of your Series B preferred shares at any time prior to the expiration of the exchange offer. To withdraw, you must:

     - provide us with a written notice of withdrawal at the address indicated on the letter of transmittal;

     - specify your name, the number of shares withdrawn and your Series B certificate number(s); and

     - sign the notice of withdrawal in the same manner as the original letter of transmittal.

Market for Series B and Series C Preferred Shares

     There is currently no established trading market for the Series B or Series C preferred stock. We do not expect that a trading market for the preferred stock will develop following the completion of the exchange offer. Our common stock is traded on the Nasdaq SmallCap Market and the Boston Stock Exchange under the symbol "AVGP", and we have applied for listing of our common stock on the Nasdaq National Market. On October 20, 2000, the closing price of our common stock, as reported on the Nasdaq SmallCap Market, was $1.0625 per share.


Risks Involved with the Exchange Offer

     There are risks involved with this investment. For a more detailed explanation of the risks involved with this transaction, see "Risk Factors" beginning on page 20 of the Prospectus and "Supplemental Risk Factors" beginning on page S-5 of the Prospectus Supplement.

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                           SUPPLEMENTAL RISK FACTORS

     In addition to the risk factors beginning on page 20 of the accompanying joint proxy statement/prospectus, you should consider the following risk factors in evaluating whether to accept this exchange offer. These factors should be considered in conjunction with the other information included elsewhere in this prospectus supplement and in the joint proxy statement/prospectus.

The Series C convertible preferred stock may be converted into common stock by Aviation Group at any time after February 28, 2001.

     Aviation Group may elect to exercise its right to cause the conversion of the Series C convertible preferred stock into common stock at any time after February 28, 2001. If this occurs, holders of the Series C convertible preferred stock will lose their rights as preferred shareholders, including for instance any preference on liquidation and any cumulative dividends. In addition, the investment of the holders will be diluted if the trading price of the common stock is less than $6.00 per share, which is the minimum conversion price, subject to adjustment for stock splits and dividends.

There is no established market for our preferred stock.

     Although the Series C convertible preferred stock may be resold or otherwise transferred by holders who are not affiliates of our company without compliance with the registration requirements under the Securities Act, they will be new securities for which there is currently no established trading market. Similarly, there is no established trading market for our Series B preferred stock. We do not intend to apply for listing of either series of our preferred stock on a national securities exchange or for quotation on an automated dealer quotation system. The liquidity of any market for our preferred stock will depend upon the number of holders of the series of stock, the interest of securities dealers in making a market in such stock and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for either series of our preferred stock. If an active trading market for our preferred stock does not develop, the market price and liquidity of the stock may be adversely affected. If shares of our preferred stock are traded, they may trade at a discount from their current value, depending upon the market for similar securities, our performance and other factors. Although our common stock is presently listed on the Nasdaq SmallCap Market and the Boston Stock Exchange and we have applied for listing of our common stock on the Nasdaq National Market and intend to apply for listing on the Frankfurt Stock Exchange, there can be no assurance that these listings will be maintained or approved. There are also substantial risks relating to the market for and liquidity of the common stock, as described in the accompanying joint proxy statement/prospectus.

We do not plan to pay dividends on our common stock.

     Unlike the Series C convertible preferred stock, the common stock into which the Series C convertible preferred stock is convertible does not give the holder a right to receive dividends. We have paid no dividends on our common stock. We cannot assure you that we will achieve sufficient earnings to pay cash dividends on our common stock in the near future. Further, we intend to retain earnings to fund our operations. Therefore, we do not anticipate paying any cash dividends on our common stock for the foreseeable future.

Our ability to pay the liquidation preference and dividends on our preferred stock depends on our financial condition at that time.

     Our obligations to the holders of our debt and other creditors take priority over our obligations to the holders of the Series C convertible preferred stock or Series B preferred stock. Additionally, under Texas law, we may not redeem our preferred stock for its stated liquidation preference if at that time our remaining assets are not sufficient to pay our outstanding obligations or if that redemption would impair our capital.

The payment of dividends on our preferred stock is subject to the discretion of our board of directors.

     The holders of the Series C convertible preferred stock and Series B preferred stock are entitled to receive dividends on their shares only when and if declared by our board of directors. There is no obligation to pay a

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dividend until our board of directors declares the dividend. If we do not declare and pay dividends on the preferred stock, the dividends will accumulate, but the holders will have no other rights or remedies and will be required to wait until we declare a dividend on the preferred stock.

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                                EXCHANGE OFFER

     We are offering to issue new shares of our Series C convertible preferred stock in exchange for outstanding shares of our Series B preferred stock. The exchange ratio is one share of Series C convertible preferred for each share of Series B preferred stock. The series of preferred stock have similar liquidation values.

     This exchange offer is being made in connection with the solicitation of our common shareholders for approval of a proposed arrangement under Ontario, Canada law between our Canadian subsidiary and travelbyus.com ltd. The details of the proposed arrangement are described in the accompanying joint proxy statement/prospectus which we have mailed to our common shareholders. In addition, our common shareholders are being solicited to approve the issuance of the Series C convertible preferred stock. This exchange offer is required by the terms of our agreement with travelbyus.com entered into on March 1, 2000.

     The exchange offer is not conditioned upon any minimum number of shares being tendered for exchange. The only conditions to the exchange offer are the declaration of the effectiveness of the registration statement of which this prospectus supplement constitutes a part, the completion of the arrangement, and the approval by our shareholders of the issuance of the Series C convertible preferred stock.

     Cumulative dividends on each share of Series C convertible preferred stock will accrue from the date immediately following the last date on which dividends were paid on the share of Series B preferred stock exchanged for Series C convertible preferred share. If no dividends have been paid on the Series B preferred stock, cumulative dividends will accrue from the date the share of the Series B preferred stock was originally issued.

     The exchange offer will expire at 5:00 p.m., Dallas, Texas time, on December 20, 2000, unless we, in our sole discretion, choose to extend the expiration date. Tenders of outstanding shares of Series C convertible preferred stock may be withdrawn at any time prior to the expiration of the exchange offer. In order to withdraw your tender, you must provide us with a written notice of withdrawal at the address indicated on the letter of transmittal, specifying your name and the number of shares being withdrawn, including the certificate number of the certificate representing the Series B preferred stock being withdrawn. The notice of withdrawal must be signed by the same person and in the same manner as the person who tendered the shares.

     Enclosed with this prospectus supplement is a form of letter of transmittal to tender your shares for exchange. Please complete and sign the letter of transmittal and return it, together with the certificate for your shares of Series B preferred stock, to us at the address indicated on the letter of transmittal. If and when the exchange offer is closed, we will promptly forward to you a certificate representing the shares of Series C convertible preferred stock to which you are entitled under this exchange offer. If any of the conditions to the exchange offer are not satisfied and not waived by us, we will return to you any shares of the Series B preferred stock that you tendered pursuant to this exchange offer.

     We will pay all expenses incident to the exchange offer. We have not retained an exchange agent in connection with the exchange offer as we will act as our own exchange agent. If you have any questions or desire further information with respect to the exchange offer, please contact Richard Morgan at
(214) 922-8100, ext. 1102, or by facsimile at (214) 922-9242.

     References in this prospectus supplement to "we" or "our" are to Aviation Group, Inc.

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      COMPARISON OF SERIES B PREFERRED STOCK AND SERIES C PREFERRED STOCK

     Descriptions of the terms of both the Series B preferred stock and the Series C convertible preferred stock are set forth in the accompanying joint proxy statement/prospectus under "Description of Aviation Group Capital Stock." The following is a brief description of some of the material differences in the rights, preferences and limitations between the Series B preferred stock and the Series C convertible preferred stock.

Dividends

     The annual dividend rate on the Series B preferred stock is 12% as compared to 9% for the Series C convertible preferred stock. Dividends are payable quarterly in arrears on the Series B preferred stock, compared to monthly in arrears on the Series C convertible preferred stock, in each case only if and when declared by our board of directors.

Liquidation Preference

     The liquidation value of the Series B preferred stock and Series C convertible preferred stock are identical and of equal rank.

Voting Rights

     The holders of the Series B preferred stock are not entitled to vote on any matters except as required by the Texas Business Corporation Act or if the rights of the holders of the Series B preferred stock are adversely affected. The holders of the Series C convertible preferred stock have the same rights and, in addition, will have the right to vote as a shareholder of Aviation Group on any matters for which holders of common stock have the right to vote, voting together with the holders of common stock as a single class.

Conversion

     The Series B preferred stock is not convertible into common stock at any time. Holders of the Series C convertible preferred stock have the right to convert their stock at any time after October 31, 2000. In addition, we have the right to require conversion of the Series C convertible preferred stock into shares of common stock at any time after February 28, 2001. The conversion price is the greater of $6 per share of common stock, subject to adjustment for stock splits, dividends and other recapitalizations, or the arithmetic mean of the closing bid price of the common stock for the 21 trading days preceding the date of conversion. This amount is divided into the liquidation preference to determine the number of shares into which each share is convertible.

Redemption

     We have the right to redeem all or part of the Series B preferred stock. We may not exercise this right until after February 28, 2001 for the Series B preferred stock. We are required to redeem the Series B preferred stock to the extent of any cash proceeds from the sale of any of our assets other than in the ordinary course of business or the sale of public debt or equity securities after completion of the arrangement. We have no right to redeem the Series C convertible preferred stock.

Resales of Shares of Preferred Stock

     The shares of Series B preferred stock were issued in a transaction that was exempt from the registration requirements of the Securities Act of 1933 and are, therefore, "restricted securities" which may not be resold except pursuant to an effective registration statement or an applicable exemption from such registration requirements. The Series C convertible preferred stock has been registered under the Securities Act and, therefore, will not bear any legends restricting transfer. These shares generally may be offered for resale, resold and otherwise transferred by a holder (other than any affiliate within the meaning of Rule 405 under the Securities Act) without registration and

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compliance with the prospectus delivery provisions of the Securities Act. Any shares of Series B preferred stock that are not tendered will, following the expiration of the exchange offer, continue to be outstanding and will continue to be subject to the existing restrictions upon their transfer.

                                 LEGAL MATTERS

     The validity of the shares of Series C convertible preferred stock offered to you has been passed upon by Jenkens & Gilchrist, a Professional Corporation.

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